[CENTRAL VIRGINIA BANKSHARES LETTERHEAD]

May 15, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:         Central Virginia Bankshares, Inc.
Request for Withdrawal
Registration Statement on Form S-1 (File No. 333-167636)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Central Virginia Bankshares, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-167636) together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was initially filed on June 18, 2010.

Due to current public market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement at this time.  In addition, the Company has announced its intention to file a Form 15 with the Commission to deregister its common stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by the Jumpstart Our Business Startups Act, and thereafter suspend its reporting obligations under the Exchange Act.

The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.  The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.

Your assistance in this matter is greatly appreciated.  Please forward copies of the order consenting to the withdrawal of the Registration Statement to Charles W. Kemp at Williams

Mullen, 200 South 10th Street, Richmond, Virginia 23219, via facsimile at (804) 420-6507.  If you have questions or require additional information, please do not hesitate to contact Mr. Kemp at (804) 420-6929.

Very truly yours,

CENTRAL VIRGINIA BANKSHARES, INC.

By:	/s/ Robert B. Eastep
Robert B. Eastep
Senior Vice President and
Chief Financial Officer